AMERICAN COMMUNITY BANCSHARES, INC.

4500 CAMERON VALLEY PARKWAY, SUITE 150

CHARLOTTE, NC 28211

November 26, 2007

VIA EDGAR AND U.S. MAIL

Mr. John P. Nolan

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 4561

Washington, DC 20549

Re:	American Community Bancshares, Inc.

Form 10-K/A for the fiscal year ended December 31, 2006

File No. 000-30517

Dear Mr. Nolan:

We have received your letter dated October 31, 2007 regarding the above-referenced filing of American Community Bancshares, Inc., Charlotte, North Carolina (the “Registrant”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

The Registrant has filed a Form 10-K/A which includes the entire text of the items amended by its Form 10-K/A filed on April 20, 2007 and which includes as Exhibits thereto, the required certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

In connection with the Registrant’s response to the staff’s comments, the Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Registrant to enhance the disclosure contained in its filings under the Exchange Act.

Please do not hesitate to contact me at (704) 225-7956 if you have any questions.

Yours very truly,

AMERICAN COMMUNITY BANCSHARES, INC.

/s/ Dan R. Ellis, Jr.
Dan R. Ellis, Jr.
Senior Vice President and Chief Financial Officer